Exhibit 99.1

Quhuo Has Regained Compliance with Nasdaq’s Minimum Bid Price Requirement

BEIJING, Aug. 31, 2022 /PRNewswire/ — Quhuo Limited (NASDAQ: QH) (“Quhuo” or the “Company”), a leading tech-enabled workforce operational solution platform in China today announced that it has received a notification letter (the “Compliance Notice”) from the Listing Qualifications Department of the Nasdaq Stock Market Inc. (“Nasdaq”) dated August 29, 2022, informing the Company that it has regained compliance with the Nasdaq Listing Rule 5450(a)(1) (the “Minimum Bid Price Requirement”).

As previously announced, Quhuo received a notification letter (the “Deficiency Notice”) from the Nasdaq dated March 1, 2022 indicating that the closing bid price for the Company’s American depositary shares (the “ADSs”) was below the minimum bid price of $1.00 required for continued listing under the Nasdaq Listing Rule 5450(a)(1) for 30 consecutive business days. According to the Deficiency Notice, if at any time during the 180-day compliance period, the closing bid price of the Company’s ADSs is at least $1.00 for a minimum of ten consecutive business days, the Nasdaq will provide the Company written confirmation of compliance and the matter will be closed. According to the Compliance Notice, the closing bid price of the Company’s ADSs has been at $1.00 per ADS or greater for 10 consecutive business days from August 12 through August 26, 2022. Accordingly, the Company has regained compliance with the Minimum Bid Price Requirement, and the matter is closed.

About Quhuo

Quhuo Limited (NASDAQ: QH) (“Quhuo” or the “Company”) is a leading workforce operational solutions platform in China. Quhuo provides tech-enabled, end-to-end operational solutions to blue-chip on-demand consumer service businesses in industries with significant e-commerce exposure, primarily including on-demand food delivery, mobility services, housekeeping and accommodation. Quhuo’s platform helps its industry customers mobilize a large team of workers and utilizes a combination of training, performance monitoring and refinement, and incentives to transform them into skilled workers who can follow industry-specific, standardized and highly efficient service procedures. Within the on-demand consumer service ecosystem, the Company plays a unique and indispensable role as the link between consumer service businesses and end consumers to enable the delivery of goods, services and experiences to consumers.

Safe Harbor Statements

This press release contains ‘‘forward-looking statements’’ within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current fact included in this press release are forward-looking statements, including but not limited to statements regarding Quhuo’s business development, financial outlook, beliefs and expectations. Forward-looking statements include statements containing words such as “expect,” “anticipate,” “believe,” “project,” “will” and similar expressions intended to identify forward-looking statements. These forward-looking statements are based on Quhuo’s current expectations and involve risks and uncertainties. Quhuo’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks and uncertainties related to Quhuo’s abilities to (1) manage its growth and expand its operations, (2) address any or all of the risks and challenges in the future in light of its limited operating history and evolving business portfolios, (3) remain in its competitive position in the on-demand food delivery market or further diversify its solution offerings and customer portfolio, (4) maintain relationships with major customers and to find replacement customers on commercially desirable terms or in a timely manner or at all, (5) maintain relationships with existing industry customers or attract new customers, (6) attract, retain and manage workers on its platform, and (7) maintain its market shares in relation to competitors in existing markets and its success in expansion into new markets, as well as the length and severity of the recent COVID-19 outbreak and its impact on Quhuo’s business and industry. Other risks and uncertainties are included under the caption “Risk Factors” and elsewhere in the Company’s filings with the Securities and Exchange Commission, including, without limitation, the final prospectus related to the IPO filed with the SEC on July 10, 2020 and the Company’s latest annual report on Form 20-F. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All forward-looking statements are qualified in their entirety by this cautionary statement, and Quhuo undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

Media Contact

Quhuo Limited

E-mail: pr@meishisong.cn

SOURCE Quhuo Limited